UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form N-8F

I. General identifying information

     1. Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

          [X]  Merger

               Substantially all of the assets of the fund were transferred from Acacia Life Insurance Company (the original depositor of the fund, which subsequently merged with and into its parent company, Acacia Life Insurance Company, which is the depositor submitting this filing) to Ameritas Variable Life Insurance Company under an assumption and reinsurance agreement transaction approved by the Securities and Exchange Commission in Release No. IC-25763, dated October 4, 2002. Since that date, all remaining interests have transferred to a separate account of Ameritas Variable Life Insurance Company, and no interests remain at Acacia Life Insurance Company.

          [ ]  Liquidation

          [ ]  Abandonment of Registration

               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a Business Development Company (Note:
               Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2. Name of fund: Acacia Variable Annuity Separate Account (formerly Acacia National Variable Annuity Separate Account II)

     3.   Securities and Exchange Commission File No.: 811-07627

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? [ ] Initial Application [X] Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 7315 Wisconsin Avenue
                            Bethesda, MD 20814
              Formerly:     51 Louisiana Ave NW
                            Washington, DC 20001

     6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Gregory C. Sernett, Ameritas Life Insurance Corp.
                  5900 "O" Street, Lincoln, NE 68510    402-467-7853

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .3la-2]:

                  Ameritas Life Insurance Corp.
                  5900 "O" Street, Lincoln, NE 68510    402-467-1122

          NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a.-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [ ] Management company;

          [X] Unit investment trust; or

          [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [ ] Open-end [ ] Closed-end
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     10.  State law under which the fund was organized or formed (e.g.,
          Delaware, Massachusetts): District of Columbia

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Fred Alger Management, Inc., 111 Fifth Avenue, New York, NY  10003
                  Calvert Asset Management Company, Inc., 4550 Montgomery Avenue, Bethesda, MD  20814
                  Deutsche Asset Management, Inc. 345 Park Avenue, New York, NY  10154
                  Dreyfus Service Corporation, 200 Park Avenue, New York, NY  10166
                  Fidelity Management & Research Company, One Federal Street, Boston, MA  02110
                  Neuberger Berman Management Inc., 605 Third Avenue, New York, NY  10158-0180
                  Oppenheimer Asset Management 200 Park Avenue, New York, NY  10166
                  Templeton Investment Counsel, LLC, 500 E. Broward Blvd., FT. Lauderdale, FL   33394
                  Van Eck Associates Corp. 99 Park Avenue, New York, NY  10016

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
                           The Advisors Group, Inc.
                           7315 Wisconsin Avenue
                           Bethesda, MD 20814

                           Ameritas Investment Corp.
                           5900 "O" Street
                           Lincoln, NE 68510

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)   Depositor's name(s) and addresses):
                            Acacia Life Insurance Company
                            7315 Wisconsin Avenue
                            Bethesda, MD 20814
                Previously: Acacia National Life Insurance Company
                            7315 Wisconsin Avenue
                            Bethesda, MD 20814

          (b)   Trustee's name(s) and addresses): None

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]   Yes                   [X]   No

          If Yes, for each UIT state:
                  Name(s):
                  File No.:
                  Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes [ ] No

              If Yes, state the date on which the board vote took place:
                                                          September 12, 2005
              The Board of Directors of Acacia Life Insurance Company authorized and adopted a Resolution approving abandonment of the registration of the Separate Account and authorizing deregistration with the SEC of the Separate Account.

              If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ] Yes  [X] No

              If Yes, state the date on which the shareholder vote took place:

              If No, explain: Not Applicable - No Remaining Shareholders
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II.  Distributions to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
          Not applicable. No assets were distributed directly to shareholders in connection with the transfer between depositors. Interests in each contract were maintained at the same account value as if no change in fund or depositor had occurred.
          [ ] Yes   [ ] No

          (a) If Yes, list the date(s) on which the fund made those distributions:

          (b)  Were the distributions made on the basis of net assets?

               [ ] Yes [ ] No

          (c)  Were the distributions made pro rata based on share ownership?

               [ ] Yes [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ] Yes [ ] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  Closed-end funds only:

          Has the fund issued senior securities?

          [ ] Yes [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders? Not applicable. The fund was transferred to the successor depositor of the insurance company separate account, which maintains each shareholder's contract interests as if no change in fund or depositor occurred. Any shareholders who terminated their contracts rather than participate in the transfer received full asset value.
          [ ] Yes [ ] No

          If No,
          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund.

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
          Not applicable. The fund was transferred to the successor depositor of the insurance company separate account. Those few shareholders who terminated their contracts have received full value for their interests.
          [ ] Yes [ ] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ] Yes [X] No

          If Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
          (b) Why has the fund retained the remaining assets?
          (c) Will the remaining assets be invested in securities?

          [ ] Yes [ ] No

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     21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes [X] No

          (a) Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

     22.  (a) List the expenses incurred in connection with the Merger or
              Liquidation:
              Not applicable. No expenses were incurred by the fund or Acacia companies.
              (i)   Legal expenses:
              (ii)  Accounting expenses:
              (iii) Other expenses (list and identify separately):
              (iv)  Total expenses (sum of lines (i)-(iii) above):

          (b) How were those expenses allocated?
              All expenses were the responsibility of the successor depositor, Ameritas Variable Life Insurance Company.

          (c) Who paid those expenses?
              Ameritas Variable Life Insurance Company.

          (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [X] Yes [ ] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
          Release No. IC-25763, dated October 4, 2002

V.   Conclusion of Fund Business

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ] Yes [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes [X] No

          If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

     26. (a) State the name of the fund surviving the Merger: Ameritas Variable Separate Account VA

          (b) State the Investment Company Act file number of the fund surviving the Merger: 811-31135

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: The Assumption Reinsurance Agreement between Acacia National Life Insurance Company (subsequently merged with and into its parent Acacia Life Insurance Company, which is the Depositor submitting this filing) and Ameritas Variable Life Insurance Company was filed as an Exhibit to a 40-APP Application for exemption and other relief filed under the Investment Company Act of 1940, file No. 812-12834.

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Acacia Variable Annuity Separate Account, (ii) he or she is the Senior Vice President, Controller, and Chief Accounting Officer of Acacia Life Insurance Company, Depositor, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                   (Signature)

                                   /s/ Robert C. Barth
                                   -----------------------------
                                   Robert C. Barth